UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number      001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_Not Applicable            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 18th January 2013	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 18th January 2013 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about unaudited financial results for the Quarter ended 31st December, 2012 as approved by the Board of Directors.

18th January 2013

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re: Unaudited Financial Results for the Quarter ended 31st December 2012

We attach herewith two files containing the unaudited financial results of the Bank for the third quarter ended 31st December 2012 as approved by the Board of Directors at its meeting held today i.e. on 18th January 2013 and a press release issued by the Bank in this regard.

The aforesaid financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl: As Above

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2012

							( in lacs)
Particulars		Quarter ended 31.12.2012	Quarter ended 30.09.2012	Quarter ended 31.12.2011	Nine Months ended 31.12.2012	Nine Months ended 31.12.2011	Year ended 31.03.2012
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited*
1	Interest Earned (a)+(b)+(c)+(d)	870762	852465	720264	2523969	1989831	2728635
	a) Interest / discount on advances / bills	672167	644941	541749	1923459	1492647	2053660
	b) Income on Investments	189296	195277	174757	572441	477646	650459
	c) Interest on balances with Reserve Bank of India and other inter bank funds	6773	8499	3459	20383	9237	13714
	d) Others	2526	3748	299	7686	10301	10802
2	Other Income	179889	134512	142000	467350	375171	524369
3	TOTAL INCOME (1)+(2)	1050651	986977	862264	2991319	2365002	3253004
4	Interest Expended	490877	479296	408665	1422510	1098985	1498958
5	Operating Expenses (i)+(ii)	257411	250550	215796	751221	612298	859006
	i) Employees cost	100393	96293	86742	296005	247151	339991
	ii) Other operating expenses	157018	154257	129054	455216	365147	519015
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	748288	729846	624461	2173731	1711283	2357964
7	Operating Profit before Provisions and Contingencies (3)-(6)	302363	257131	237803	817588	653719	895040
8	Provisions (other than tax) and Contingencies	30724	29289	32924	108744	113895	143725
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	271639	227842	204879	708844	539824	751315
11	Tax Expense	85732	71844	61913	225200	168425	234608
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	185907	155998	142966	483644	371399	516707
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	185907	155998	142966	483644	371399	516707
15	Paid up equity share capital (Face Value of 2/- each)	47361	47234	46826	47361	46826	46934
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)						2945504
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	17.0%	17.0%	16.3%	17.0%	16.3%	16.5%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	7.9	6.6	6.1	20.5	15.9	22.1
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	7.8	6.5	6.1	20.3	15.8	21.9
	(iv) NPA Ratios
	(a) Gross NPAs	243221	213344	202058	243221	202058	199939
	(b) Net NPAs	49580	38686	39796	49580	39796	35233
	(c) % of Gross NPAs to Gross Advances	1.00%	0.91%	1.03%	1.00%	1.03%	1.02%
	(d) % of Net NPAs to Net Advances	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%
	(v) Return on assets (average) - not annualized	0.5%	0.4%	0.5%	1.4%	1.3%	1.8%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	1418689403	1412264911	1392441945	1418689403	1392441945	1397842379
	- Percentage of Shareholding	59.9%	59.8%	59.5%	59.9%	59.5%	59.6%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	- No. of shares	406159962	406217229	405656975	406159962	405656975	405629791
	- Percentage of Shareholding	17.2%	17.2%	17.3%	17.2%	17.3%	17.3%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b) Non - encumbered
	- No. of shares	543216100	543216100	543216100	543216100	543216100	543216100
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	22.9%	23.0%	23.2%	22.9%	23.2%	23.1%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

							( in lacs)
Particulars		Quarter ended 31.12.2012	Quarter ended 30.09.2012	Quarter ended 31.12.2011	Nine Months ended 31.12.2012	Nine Months ended 31.12.2011	Year ended 31.03.2012
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	239664	214103	214064	705463	570805	782356
b)	Retail Banking	880049	833756	674718	2493587	1941423	2652926
c)	Wholesale Banking	446029	454798	418358	1327633	1179336	1580429
d)	Other Banking Operations	102304	86732	77159	264025	199662	290078
e)	Unallocated	1963	3425	—	5388	9633	9648
	Total	1670009	1592814	1384299	4796096	3900859	5315437
	Less: Inter Segment Revenue	619358	605837	522035	1804777	1535857	2062433

	Income from Operations	1050651	986977	862264	2991319	2365002	3253004

2	Segment Results
a)	Treasury	8854	4852	19559	20400	25284	38199
b)	Retail Banking	122881	108913	87822	324736	261250	348682
c)	Wholesale Banking	127642	108856	87720	346118	232002	327185
d)	Other Banking Operations	45289	34440	35007	105757	84056	127754
e)	Unallocated	(33027)	(29219)	(25229)	(88167)	(62768)	(90505)

	Total Profit Before Tax	271639	227842	204879	708844	539824	751315

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	8998738	8818950	7421422	8998738	7421422	9520628
b)	Retail Banking	(8968409)	(8600001)	(6857667)	(8968409)	(6857667)	(7714935)
c)	Wholesale Banking	4032567	3569194	2642911	4032567	2642911	1630647
d)	Other Banking Operations	972104	876202	623971	972104	623971	679439
e)	Unallocated	(1491389)	(1329875)	(881886)	(1491389)	(881886)	(1123341)

	Total	3543611	3334470	2948751	3543611	2948751	2992438

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating from outside India, the Bank is considered to operate in only the domestic segment.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on December 31, 2012 is given below.

		( in lacs	)
Particulars	As at 31.12.2012	As at 31.12.2011
CAPITAL AND LIABILITIES
Capital	47361	46826
Reserves and Surplus	3496250	2901925
Employees’ Stock Options (Grants) Outstanding	—	30
Deposits	28411857	23250823
Borrowings	3158464	2442626
Other Liabilities and Provisions	3258956	4906444

Total	38372888	33548674

ASSETS
Cash and Balances with Reserve Bank of India	1997493	1899372
Balances with Banks and Money at Call and Short notice	474503	347413
Investments	9597875	8021390
Advances	24149325	19430274
Fixed Assets	256927	217661
Other Assets	1896765	3632564

Total	38372888	33548674

2	The above results have been approved by the Board of Directors at its meeting held on January 18, 2013.
3	The results for the nine months ended December 31, 2012 have been subject to a “Limited Review” by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
4	The Bank has followed the same significant accounting policies in the preparation of the interim financial results as those followed in the annual financial statements for the year ended March 31, 2012.
5	During the quarter and nine months ended December 31, 2012, the Bank allotted 6367225 and 21377195 shares pursuant to the exercise of stock options by certain employees.
6	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.
7	As at December 31, 2012, the total number of branches (including extension counters) and ATM network stood at 2776 branches and 10490 ATMs respectively.
8	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended December 31, 2012: Opening : Nil; Additions : 647; Disposals : 647; Closing position : Nil.
9	Figures of the previous period have been regrouped / reclassified wherever necessary to conform to current period’s classification.
10	10 lac = 1 million
10 million = 1 crore

Place : Mumbai	Aditya Puri
Date : January 18, 2013	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Exhibit I

NEWS RELEASE

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2012

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter and nine months ended December 31, 2012, at their meeting held in Mumbai on Friday, January 18, 2013. The accounts have been subject to a ‘Limited Review’ by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2012

The Bank’s total income for the quarter ended December 31, 2012, was 10,506.5 crores as against 8,622.6 crores for the quarter ended December 31, 2011. Net revenues (net interest income plus other income) were at 5,597.7 crores for the quarter ended December 31, 2012, an increase of 23.4% over 4,536.0 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2012, grew by 21.9% to 3,798.9 crores. This was driven by loan growth of 24.3% and a net interest margin for the quarter of 4.1%.

Other income (non-interest revenue) for the quarter ended December 31, 2012, was 1,798.9 crores as against 1,420.0 crores in the corresponding quarter ended December 31, 2011. The main contributor to other income for the quarter was fees & commissions of 1,401.9 crores, up by 24.3% over 1,127.6 crores in the corresponding quarter ended December 31, 2011. The two other components of other income were foreign exchange & derivatives revenue of 258.0 crores ( 365.6 crores for the corresponding quarter of the previous year) and gain on revaluation / sale of investments of 135.8 crores (loss of 81.8 crores for the quarter ended December 31, 2011).

Operating expenses for the quarter ended December 31, 2012, were 2,574.1 crores, an increase of 19.3% over the corresponding quarter of the previous year. The core cost-to-income ratio (excluding bond gains/losses) for the quarter ended December 31, 2012 was 47.1%. Provisions and contingencies for the quarter ended December 31, 2012 were 307.2 crores (consisting primarily of specific, general and floating provisions) as against 329.2 crores for the corresponding quarter ended December 31, 2011 and 292.9 crores for the preceding quarter ended September 30, 2012. Profit before tax at 2,716.4 crores for the quarter ended December 31, 2012, was up 32.6% over 2,048.8 crores for the quarter ended December 31, 2011. After providing 857.3 crores for taxation, the Bank earned a net profit of 1,859.1 crores, an increase of 30.0% over the quarter ended December 31, 2011.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Balance Sheet: As of December 31, 2012

The Bank’s total balance sheet size increased by 14.4% from 335,466 crores as of December 31, 2011, to 383,729 crores as of December 31, 2012. Total net advances as of December 31, 2012, were 241,493 crores, an increase of 24.3% over December 31, 2011. The mix of loans between the retail and wholesale segments was 53:47 as on December 31, 2012. Total deposits were at  284,119 crores, an increase of 22.2% over December 31, 2011. Savings deposits grew 16.5% to 81,942 crores and current deposits grew 10.4% to 47,004 crores. The CASA ratio as at December 31, 2012, was 45.4%.

Nine months ended December 31, 2012:

For the nine months ended December 31, 2012, the Bank earned a total income of 29,913.2 crores as against 23,650.0 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2012, were 15,688.1 crores, as against 12,660.2 crores for the nine months ended December 31, 2011, an increase of 23.9%. Net profit for the nine months ended December 31, 2012 was 4,836.4 crores, up by 30.2% over the corresponding nine months ended December 31, 2011.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at December 31, 2012, (computed as per Basel II guidelines) stood at 17.0 % as against the regulatory minimum of 9.0%. Tier-I CAR was 10.9% as of December 31, 2012.

Network:

As of December 31, 2012, the Bank’s distribution network was at 2,776 branches and 10,490 ATMs in 1,568 cities as against 2,201 branches and 7,110 ATMs in 1,174 cities as of December 31, 2011.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Asset Quality:

Gross non-performing assets were at 1.0% of gross advances, and net non-performing assets at 0.2% of net advances as on December 31, 2012. The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements. The NPA coverage ratio based on specific provisions (not including write-offs, technical or otherwise) was at 80% as on December 31, 2012. Total restructured loans (including applications received and under process for restructuring) were at 0.3% of gross advances as of December 31, 2012.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases, such as “will”, “aim”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “future”, “objective”, “project”, “should”, and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. Our forward looking statements speak only as of the date on which they are made and we do not undertake any obligation, and we do not intend, to update or revise any forward looking statements to reflect events or circumstances after the date in the statement, even if our expectations or any related events or circumstances change. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and other countries which have an impact on our business activities or investments caused by any factor including the global financial crisis and problems in the Eurozone countries, terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013